Exhibit 99.3

Ninetowns Reports Third Quarter 2005 Results

Monday November 14, 4:00 pm ET

BEIJING, China, Nov. 14 /Xinhua-PRNewswire/ -- Ninetowns Digital World Trade Holdings Limited (Nasdaq: NINE - News), a leading PRC enterprise software provider in automating import/export processing in China for enterprises and trade-related PRC government agencies, today reported its financial results for the third quarter of 2005.

Financial Results

Total net revenue for the third quarter of 2005 was US$7.3 million, representing a 12.4% increase, compared to US$6.3 million for the third quarter of 2004. Net revenue from sales of enterprise software for the third quarter of 2005 was US$6.4 million, representing 87.8% of total net revenue, as compared to 96.4% for the third quarter of 2004. Net revenue from software development services for the third quarter of 2005 was US$0.8 million, representing 11.5% of total net revenue, as compared to 3.6% for the third quarter of 2004.

Gross profit for the third quarter of 2005 was US$6.8 million, or 93.0% of total net revenue, representing an increase of 6.6% compared to US$6.2 million, or 98.1% of total net revenue for the third quarter of 2004.

Operating income for the third quarter of 2005 was US$3.6 million, representing a 21.5% decrease compared to US$4.5 million for the third quarter of 2004. Operating margin for the third quarter of 2005 was 50.0%, compared to 71.7% for the third quarter of 2004.

Net income for the third quarter of 2005 was US$4.1 million, representing a 5.9% decrease compared to net income of US$4.3 million for the third quarter of 2004. Diluted earnings per ADS / share for the third quarter of 2005 were US$0.11, compared to the diluted earnings per ADS / share of US$0.15 for the third quarter of 2004.

The conversion of Renminbi into U.S. dollars in this release, made solely for the convenience of the reader, is based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of September 30, 2005, which was RMB8.0920 to US$1.00. The percentages stated in this press release are calculated based on Renminbi.

Mr. Shuang Wang, Chief Executive Officer of Ninetowns, said, "As expected, this was a transition quarter for us. I am proud of our employees and their ability to embrace the changes Ninetowns has been undergoing to jointly achieve success, especially on the sale of software maintenance renewal contracts. By working as a cohesive team, we were able to deliver tailored versions of iDeclare and iProcess that meet the State Administration for Quality Supervision and Inspection and Quarantine of the People's Republic of China's (the "PRC Inspections Administration") specifications, and to maintain our majority market share of close to 90%. We are working together with the PRC Inspections Administration in order to ensure a successful rollout of this software. We believe that by making basic versions of iDeclare and iProcess available, it will help accelerate the adoption of e-filings. More importantly, since we are providing the basic versions, we believe Ninetowns is in a strong position to provide ancillary services and support and product upgrades."

Mr. Tommy Fork, Chief Financial Officer of Ninetowns, said, "We achieved the high-end of our revenue guidance but implementation costs were higher than expected, which resulted in our lower net income. We expect operating costs to remain high in the fourth quarter as we finalize the rollout of tailored versions of our software to the PRC Inspections Administration's specifications. In addition, we generated US$1.5 million in cash from operations in the third quarter, which helped to further strengthen our balance sheet. We ended the third quarter with US$112.5 million in cash and cash equivalents without any debt."

Notable third quarter 2005 achievements

*	Installed iDeclare user base increased to 119,000 at the end of the third quarter of 2005 from 113,000 at the end of the second quarter of 2005.

*	Sold approximately 5,000 iDeclare software packages, approximately 13,600 iDeclare maintenance contracts and approximately 900 iProcess software packages.

*

Selected as the winning bidder by the PRC Inspections Administration to develop a software product that has certain basic functionalities similar to those of our existing software products, iDeclare and iProcess. The estimated contract is valued at US$400,000.

Outlook

Mr. Shuang Wang commented, "Despite recent changes in our business, we believe Ninetowns remains in a strong position with the financial resources necessary to support our growth strategy as China remains one of the key players in worldwide commerce. We have a strong working relationship in place with the PRC Inspections Administration, long-term relationships with our international trade clients and an expanding product breadth. In addition, we intend to maintain our focus on operating efficiencies as we move forward to maximize profitability during this transition period. Over the past 10 years, Ninetowns has built an impressive product suite to navigate the complex import/export process in China. We expect to continue to benefit from the growing acceptance of the import/export e-filing process."

"For the fourth quarter of 2005, we expect total net revenue to be in the range of US$6.4 million to US$7.2 million, with net income in the range of US$2.0 million to US$2.9 million or diluted EPS of US$0.05 to US$0.08. For the full year of 2005, we are reiterating our prior guidance. We continue to expect total net revenue for 2005 to be in the range of US$26.5 million to US$30.5 million, representing an expected year-over-year growth of 17.0% at the mid-point of the range. For the full year of 2005, operating margin is expected to be in the range of 52% to 58% and diluted earnings per share / ADS are expected to be in the range of US$0.44 to US$0.50. This is based on a diluted share count of 36 million shares / ADSs."

Investor Conference Call / Webcast Details

A conference call has been scheduled for 7:00 a.m. in Beijing on November 15, 2005. This will be 6:00 p.m. on November 14, 2005 in New York. During the call, time will be set-aside for analysts and interested investors to ask questions of executive officers.

The call may be accessed by dialing +1-617-614-3670 and the passcode is 52293094. A live webcast of the conference call will be available on our website at http://www.ninetowns.com/english. A replay of the call will be available from 9:30 a.m. Beijing time on November 15, 2005 (8:30 p.m. in New York on November 14, 2005) through 9:30 a.m. on November 22, 2005 in Beijing (8:30 p.m. in New York on November 21, 2005) by telephone at +1-617-801-6888 and through www.ninetowns.com/english. The passcode to access the call replay is 66478775.

About Ninetowns Digital World Trade Holdings Limited

Ninetowns is a PRC software company that enables enterprises and trade- related PRC government agencies to streamline the import/export process in China. Through its scalable enterprise software products, Ninetowns' clients have the ability to automate import/export processing over the Internet, which is a more cost-effective and efficient alternative to the traditional paper- based method.

Forward-Looking Statements:

Certain statements in this press release include forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," "project" or "continue" or the negative thereof or other similar words. All forward-looking statements involve risks and uncertainties, including, but not limited to, customer acceptance and market share gains, competition from companies that have greater financial resources; introduction of new products into the marketplace by competitors; successful product development; dependence on significant customers; the ability to recruit and retain quality employees as Ninetowns grows; and economic and political conditions globally. Actual results may differ materially from those discussed in, or implied by, the forward-looking statements. The forward-looking statements speak only as of the date of this release and Ninetowns assumes no duty to update them to reflect new, changing or unanticipated events or circumstances.

Contacts:
Lisa Zheng
Investor Relations
Ninetowns Digital World Trade Holdings Limited
(+86-10) 6588-2256
ir@ninetowns.com

David Pasquale, EVP
The Ruth Group
+1-646-536-7006
dpasquale@theruthgroup.com

NINETOWNS DIGITAL WORLD TRADE HOLDINGS LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2004, JUNE 30, 2005 AND
SEPTEMBER 30, 2005
(In thousands, except share and per share data)

For the three months ended
Sept 30,	Sept 30,	Jun 30,	Jun 30,	Sept 30,	Sept 30,
2004	2004	2005	2005	2005	2005
RMB	US$	RMB	US$	RMB	US$
(un-	(un-	(un-	(un-	(un-	(un-
audited)	audited)	audited)	audited)	audited)	audited)

Total net revenues	52,468	6,339	64,310	7,770	58,985	7,289
Cost of revenues	(1,020)	(123)	(6,086)	(735)	(4,148)	(513)

Gross profit	51,448	6,216	58,224	7,035	54,837	6,776
Selling expenses	(4,007)	(484)	(5,261)	(636)	(8,279)	(1,023)

General and
administrative
expenses	(9,161)	(1,107)	(11,771)	(1,422)	(15,197)	(1,878)
Research and
development
expenses	(1,957)	(236)	(2,212)	(267)	(2,154)	(266)
Other income	1,276	154	122	14	310	38

Income from
operations	37,599	4,543	39,102	4,724	29,517	3,647
Interest income	926	112	3,265	394	3,808	471

Income before
income taxes	38,525	4,655	42,367	5,118	33,325	4,118
Income taxes	(601)	(73)	(161)	(19)	(117)	(14)

Income before
minority interests	37,924	4,582	42,206	5,099	33,208	4,104
Minority interests	(2,640)	(319)	-	-	-	-

Net income	35,284	4,263	42,206	5,099	33,208	4,104

Net income per
share:
Basic	RMB1.33	US$0.16	RMB1.22	US$0.15	RMB0.95	US$0.12
Diluted	RMB1.24	US$0.15	RMB1.18	US$0.14	RMB0.93	US$0.11

Shares used in
computation:
Basic	26,571,042	26,571,042	34,635,790	34,635,790	34,991,834	34,991,834
Diluted	28,342,197	28,342,197	35,888,627	35,888,627	35,812,577	35,812,577

NINETOWNS DIGITAL WORLD TRADE HOLDINGS LIMITED
CONDENSED CONSOLIDATED BALANCE SHEET
AS OF DECEMBER 31, 2004 AND SEPTEMBER 30, 2005
(In thousands, except share and per share data)

	Dec 31,	Sept 30,
2004	2004	2005	2005
RMB	US$	RMB	US$
(unaudited)	(unaudited)	(unaudited)	(unaudited)

ASSETS

Current assets:
Cash and bank balance	847,906	102,446	910,003	112,457
Inventories	8,123	981	4,782	591
Trade receivable	69,130	8,353	70,287	8,686
Other current assets	37,686	4,553	48,205	5,957

Total current assets	962,845	116,333	1,033,277	127,691

Goodwill	193,570	23,388	193,570	23,921

Other non-current

assets	65,767	7,946	106,099	13,112

TOTAL ASSETS	1,222,182	147,667	1,332,946	164,724

LIABILITIES AND
SHAREHOLDERS' EQUITY

Current liabilities:

Short-term unearned
revenue	97,230	11,748	85,780	10,601

Other current
liabilities	33,900	4,096	26,875	3,321

Total current
liabilities	131,130	15,844	112,655	13,922

Minority interests	600	72	600	74

Total shareholders'
equity	1,090,452	131,751	1,219,691	150,728

TOTAL LIABILITIES
AND SHAREHOLDERS'
EQUITY	1,222,182	147,667	1,332,946	164,724

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Source: Ninetowns Digital World Trade Holdings Limited